Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Syneos Health, Inc. (formerly INC Research Holdings, Inc.) for the registration of Class A Common Stock and to the incorporation by reference therein of our report dated February 24, 2016, except for the effects of operating segments changes discussed in Note 1 and Note 14 and the changes to net service revenues by geographic location discussed in Note 15 as to which the date is February 28, 2018, with respect to the consolidated financial statements of Syneos Health, Inc. for the year ended December 31, 2015 included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Raleigh, North Carolina

November 27, 2018